Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,										Three Months Ended March 31,
	1999		2000		2001		2002		2003		2003		2004
	(in thousands, except ratio)
Fixed Charges

Interest expensed and capitalized	$—		$—		$—		$—		$—		$—		$—

Amortization of deferred financing costs	—		—		—		—		—		—		—

Interest portion of rental expense (1)	502		551		586		722		947		138		215

Total Fixed Charges	$502		$551		$586		$722		$947		$138		$215

Earnings Available for Fixed Charges

Income before provision for income taxes	$5,770		$39,016		$37,708		$77,257		$125,983		$32,937		$14,726

Fixed charges	502		551		586		722		947		138		215

Total Earnings Available for Fixed Charges	$6,272		$39,567		$38,294		$77,979		$126,930		$33,075		$14,941

Ratios of Earnings to Fixed Charges	12.5	x	71.8	x	65.3	x	108.1	x	134.0	x	240.3	x	69.6	x

(1)	One-third of rental expense is deemed by management to represent the interest portion of rental expense.